EXHIBIT 99.1

TiGenix announces publication in Gastroenterology of 52-week results of the Phase III ADMIRE-CD trial of Cx601

PRESS RELEASE

TiGenix announces publication in Gastroenterology of 52-week results of the Phase III ADMIRE-CD trial of Cx601

Leuven (BELGIUM) - January 15, 2018, 07:00 CET - TiGenix NV (Euronext Brussels and NASDAQ: TIG), an advanced biopharmaceutical company focused on exploiting the anti-inflammatory properties of allogeneic, or donor-derived, stem cells to develop novel therapies for serious medical conditions, announces today that the 52-week results of the Phase III ADMIRE-CD trial investigating Cx601 (darvadstrocel) in the treatment of complex perianal fistulas in Crohn's disease have been published in Gastroenterology[1].

This publication in one of the leading scientific publications in the Gastroenterology field provides further validation of the ADMIRE-CD trial results and highlights that Cx601 maintained long-term remission of treatment refractory complex perianal fistulas in patients with Crohn's disease. The results showed that a single injection of Cx601 was statistically superior to control in achieving combined remission of perianal fistulas at week 52. The one-year data also confirmed the favorable safety and tolerability profile of Cx601 reported at week 24.

The data formed part of TiGenix' Marketing Authorization Application for Cx601 for which it recently received a positive opinion from the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA).

Cx601 is expected to be indicated for the treatment of complex perianal fistulas in adult patients with non-active/mildly active luminal Crohn's disease, when fistulas have shown an inadequate response to at least one conventional or biologic therapy.[2]

Dr. Mary Carmen Diez, VP Medical Affairs and Commercialization of TiGenix, said: "We had previously announced the topline results from our 52-week analysis. These data showed a sustained effect of Cx601 treatment and supported our Marketing Authorization Application in Europe. We are pleased to see the full results published in such a prestigious journal, emphasising the quality of the ADMIRE-CD trial and the strength of the data supporting the development of Cx601."

Complex perianal fistulas are considered one of the most disabling complications of Crohn's disease[3] and can cause intense pain[4] and swelling, infection and incontinence.[5] Despite available therapies and surgical advancements, they currently remain challenging for clinicians to treat[6] and have a significant negative impact on patient quality of life.4

For more information please contact:

TiGenix                                                            PR Enquiries
Claudia Jiménez                                                Consilium Strategic Communications
Senior Director                                                  Chris Gardner, Sukaina Virji, Melissa Gardiner
Investor Relations and Communications             T: +44 20 3709 5700
T: +34 91 804 9264                                            tigenix@consilium-comms.com
claudia.jimenez@tigenix.com

About TiGenix

TiGenix NV (Euronext Brussels and NASDAQ: TIG) is an advanced biopharmaceutical company developing novel therapies for serious medical conditions by exploiting the anti-inflammatory properties of allogeneic, or donor-derived, stem cells.

TiGenix lead product, Cx601, has successfully completed a European Phase III clinical trial for the treatment of complex perianal fistulas - a severe, debilitating complication of Crohn's disease. Cx601 received a positive opinion from the Committee for Medicinal Products for Human Use (CHMP) and a global Phase III trial intended to support a future U.S. Biologic License Application (BLA) started in 2017. TiGenix has entered into a licensing agreement with Takeda, a global pharmaceutical company active in gastroenterology, under which Takeda acquired the exclusive right to develop and commercialize Cx601 for complex perianal fistulas outside the U.S. TiGenix' second adipose-derived product, Cx611, is undergoing a Phase I/II trial in severe sepsis - a major cause of mortality in the developed world. TiGenix is headquartered in Leuven (Belgium) and has operations in Madrid (Spain) and Cambridge, MA (USA). For more information, please visit http://www.tigenix.com.

About Cx601

Cx601 is a local administration of allogeneic (or donor derived) expanded adipose-derived stem cells (eASCs) for the treatment of complex perianal fistulas in adult Crohn's disease patients that have previously shown an inadequate response to at least one conventional therapy or biologic therapy. Crohn's disease is a chronic inflammatory disease of the intestine and complex perianal fistulas are a severe and debilitating complication for which there is currently no effective treatment. Cx601 was granted orphan drug designation by the European Commission in 2009 and by the U.S Food and Drug Administration (FDA) in 2017. TiGenix completed a European Phase III clinical trial (ADMIRE-CD) in August 2015 in which both the primary endpoint and the safety and efficacy profile were met, with patients receiving Cx601 showing a 44% greater probability of achieving combined remission compared to control (placebo).5 A follow-up analysis was completed at 52 weeks and 104 weeks post-treatment, confirming the sustained efficacy and safety profile of the product. The 24-week results of the Phase III ADMIRE-CD trial were published in The Lancet  in July 2016.5 Based on the positive 24 weeks Phase III study results, TiGenix submitted a Marketing Authorization Application to the European Medicines Agency (EMA) and received a positive opinion from the Committee for Medicinal Products for Human Use (CHMP) in December 2017. A global Phase III clinical trial (ADMIRE-CD II) intended to support a future U.S. Biologic License Application (BLA) started in 2017, based on a trial protocol that has been agreed with the FDA through a special protocol assessment procedure (SPA) (clinicaltrials.gov; NCT03279081). ADMIRE-CD II is a randomized, double-blind, placebo-controlled study designed to confirm the efficacy and safety of a single administration of Cx601 for the treatment of complex perianal fistulas in Crohn's disease patients. In July 2016, TiGenix entered into a licensing agreement with Takeda, a global pharmaceutical company active in gastroenterology, under which Takeda acquired exclusive rights to develop and commercialize Cx601 for complex perianal fistulas in Crohn's patients outside of the U.S.

Forward-looking information
This press release may contain forward-looking statements and estimates with respect to the anticipated future performance of TiGenix and the market in which it operates. Certain of these statements, forecasts and estimates can be recognised by the use of words such as, without limitation, "believes", "anticipates", "expects", "intends", "plans", "seeks", "estimates", "may", "will" and "continue" and similar expressions. They include all matters that are not historical facts. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond the Company's control. Therefore, actual results, the financial condition, performance or achievements of TiGenix, or industry results, may turn out to be materially different from any future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of the publication of this press release. TiGenix disclaims any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in the Company's expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by Belgian law.

References

[1] Panés J, García-Olmo D, Van Assche G, et al., Long-term Efficacy and Safety of Stem Cell Therapy (Cx601) for Complex Perianal Fistulas in Patients With Crohn's Disease. Gastroenterology. 2017; http://www.gastrojournal.org/article/S0016-5085(17)36726-4/fulltext .

[2] European Medicines Agency. Available at: http://www.ema.europa.eu/ema/index.jsp?curl=pages/news_and_events/
news/2017/12/news_detail_002873.jsp&mid=WC0b01ac058004d5c1. Accessed December 15, 2017.

[3] Marzo M, Felice C, Pugliese D, et al., Management of perianal fistulas in Crohn's disease: An up-to-date review. World J Gastroenterol. 2015; 21(5): 1394-1395.

[4] Mahadev S, Young JM, Selby W, et al., Quality of life in perianal Crohn's disease: what do patients consider important? Dis Colon Rectum. 2011; 54(5): 579-585.

[5] Panés J, García-Olmo D, Van Assche G, et al., Expanded allogeneic adipose-derived mesenchymal stem cells (Cx601) for complex perianal fistulas in Crohn's disease: a phase 3 randomized, double-blind controlled trial. The Lancet. 2016; 388(10051): 1281-1290.

[6] Geltzeiler C, Wieghard N and Tsikitis V. Recent developments in the surgical management of perianal fistula for Crohn's disease. Ann Gastroenterol. 2014; 27(4): 320-330.